NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

April 8, 2025

Aliya Ishmukhamedova

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:RAADR, INC.

Amendments No. 2 and No. 3 to Offering Statement on Form 1-A

Filed March 3, 2025, and March 26, 2025, respectively

File No. 024-12538

Dear Ms. Ishmukhamedova:

Contemporaneously with this letter, Raadr, Inc. (the “Company”) has filed a pre-qualification amendment (the “Amendment”) to its Offering Statement on Form 1-A.

In the Amendment, no promissory note conversions are contemplated nor are any selling shareholders listed. This offering now only contemplates the Company’s offering qualified shares of common stock to potential investors.

With the revised presentation, we believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Raadr, Inc.